40-33

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

811-21502
Branch 18

February 14, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al.***
C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund (the "Fund") copies of the following correspondence submitted with the Massachusetts Superior Court by counsel for the Fund and counsel for the defendants in the above matter:

1. Plaintiff's counsel's letter to Session Clerk William Smith dated February 2, 2007, with enclosure;
2. Defendants' counsel's letter to the Honorable Merita A. Hopkins dated February 7, 2007; and
3. Plaintiff's counsel's letter to the Honorable Merita A. Hopkins dated February 8, 2007.

Very truly yours,

Vern D. Larkin /M.S./

Vern D. Larkin

Enclosures
cc: James M. Curtis

Item 1

Plaintiff's counsel's letter to Session Clerk William Smith dated February 2, 2007, with enclosure

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 2, 2007

Jane E. Willis
617-951-7603
Jane.Willis@ropesgray.com

BY HAND

Mr. William Smith
Session Clerk, Courtroom 12A
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund V. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054-A

Dear Mr. Smith:

Counsel for the defendants in the above-referenced matter filed a Rule 9A package on January 30, 2007, consisting of defendants' motion to dismiss for lack of personal jurisdiction. One of the several bases for opposing this motion is plaintiff's argument that defendants' operation of an interactive website accessible to potential investors in Massachusetts constitutes doing business in this Commonwealth.

On January 31, 2007, after the Rule 9A package was filed, the Massachusetts Securities Division of the Secretary of the Commonwealth's Office filed an Administrative Complaint against the defendants seeking injunctive relief and fines because the defendants are conducting business in Massachusetts without registering as required by Massachusetts law.

I bring this new information to the Court's attention because, although the facts alleged in the Administrative Complaint have not yet been adjudicated, the Massachusetts Securities Division is the administrative agency charged with the interpretation and enforcement of the Massachusetts securities laws and the assertions in the Administrative Complaint are relevant to the resolution of the matter now pending before the Court. *Cf. Boston Edison v. Town of Bedford*, 444 Mass. 775, 793 (2005) (giving weight to an agency's interpretation of a statute it is charged with administering).

On behalf of plaintiff RMR Hospitality and Real Estate Fund, I enclose a copy of the Massachusetts Securities Division's Administrative Complaint and respectfully request that this letter and the Administrative Complaint be brought to the Court's attention in connection with the previously filed Rule 9A package.

Very truly yours,

Jane E. Willis

cc: Theodore M. Hess-Mahan, Esq., Counsel for the defendants

JW:em
Enclosure

COMMONWEALTH OF MASSACHUSETTS
OFFICE OF THE SECRETARY OF THE COMMONWEALTH
SECURITIES DIVISION
ONE ASHBURTON PLACE, ROOM 1701
BOSTON, MASSACHUSETTS 02108

IN THE MATTER OF:	
BULLDOG INVESTORS GENERAL PARTNERSHIP, OPPORTUNITY PARTNERS L.P., FULL VALUE PARTNERS L.P., OPPORTUNITY INCOME PLUS FUND L.P., KIMBALL & WINTHROP, INC., FULL VALUE ADVISORS, LLC, SPAR ADVISORS, LLC, PHILLIP GOLDSTEIN, STEVEN SAMUELS, ANDREW DAKOS, & RAJEEV DAS	DOCKET NO. E-07-0002
RESPONDENTS.	

ADMINISTRATIVE COMPLAINT

I. PRELIMINARY STATEMENT

The Enforcement Section ("Enforcement Section") of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth ("Division") files this complaint ("Complaint") in order to commence an adjudicatory proceeding against Respondents for violating M.G.L. c. 110A, the Massachusetts Uniform Securities Act (the "Act") and 950 CMR 10.00 *et seq.* ("Regulations"). This Complaint is based upon the Respondents' failure to ensure that the offer or sale of its securities in the Commonwealth were properly registered or exempted in accordance with § 301 of the Act.

The Enforcement Section seeks an order instructing the Respondents to permanently cease and desist from committing any further violations of the Act and

Regulations, to pay an administrative fine in an amount and upon such terms and conditions as the Director or Hearing Officer may determine, and to take any and all actions necessary to ensure that the offer or sale of securities in the Commonwealth are in accordance with § 301 of the Act. In addition, the Enforcement Section requests the Director or Hearing Officer take any other appropriate actions, which may be in the public interest and necessary for the protection of Massachusetts investors.

II. SUMMARY

The Respondents operate a hedge fund business that employs a so-called activist arbitrage philosophy. As described by the Respondents themselves, this investment strategy allows the funds to accumulate stakes in a target company with the goal of increasing the value of its investment in the company by forcing management to take such actions as "open-ending, liquidation, share buyback, a self-tender offer or some other measure to address the discount." The Respondents maintain an interactive web site through which potential investors have unrestricted access to general advertising and offering materials.

By failing to properly restrict access by prospective investors, the hedge funds fail to comply with applicable securities registration requirements. Indeed, the hedge funds rely upon an inadequate procedure whereby a prospective investor can access advertising and offering materials via the web site by merely acknowledging that he or she has read a web site disclaimer that states the material is not a solicitation or offer. Moreover, the hedge funds' web site has no meaningful restriction on access to the advertising or offering materials based upon a prospective investor's state of residence, investment sophistication, or financial background. As such, the Respondents are engaged in an unregistered, non-exempt, public offering of securities in Massachusetts.

The securities laws, including the Act, are fundamentally investor protection statutes designed in part to ensure that investors are provided with material information when securities are advertised or offered publicly. Certain exemptions from registration exist which issuers of securities may rely upon to effect private offerings. These exemptions permit companies to raise capital under narrow circumstances so long as the offerings are not public. When issuers make offering information publicly available, especially freely accessible through the Internet without any access restrictions, they contravene the very purpose and intent of those private offering exemptions. The Respondents' conduct thus violates the text, purpose, and intent of the Act.

The definition of "offer" under the Act is broad such that the Act requires issuers offering securities privately to maintain proper controls over the materials made available through an Internet web site. Guidance from the Securities and Exchange Commission ("SEC") sets forth the requirements for a private offering of securities over the Internet.[1] This guidance requires Internet web sites to control access to advertising and offering information in order for an offering to be non-public. The usual manner to conduct such a private offering over the Internet requires the web site to be password protected so that only those prospective investors that the issuer has determined are properly accredited or sophisticated can access the advertising and offering materials. In stark contrast, the Respondents' web site has no such control over access to securities advertising and offering materials, and constitutes an unregistered, non-exempt, public offering of securities in Massachusetts.

[1] *See e.g., Use of Electronic Media*, SEC Release 33-7856 (Apr. 28, 2000).

III. JURISDICTION AND AUTHORITY

1. The Massachusetts Securities Division is a division of the Office of the Secretary of the Commonwealth with jurisdiction over matters relating to securities, as provided for by the Act. The Act authorizes the Division to regulate: 1) the offers, sales, and purchases of securities; 2) those individuals offering and/or selling securities; and 3) those individuals transacting business as investment advisers within the Commonwealth.

2. The Division brings this action pursuant to the enforcement authority conferred upon it by section 407A of the Act and M.G.L. c. 30A, wherein the Division has the authority to conduct an adjudicatory proceeding to enforce the provisions of the Act and all Regulations and rules promulgated thereunder.

3. This proceeding is brought in accordance with sections 301 and 407A of the Act and its Regulations. Specifically, the acts and practices constituting violations of the Act occurred within the Commonwealth of Massachusetts.

4. The Division specifically reserves the right to amend this Complaint and/or bring additional administrative complaints to reflect information developed during the current and ongoing investigation.

IV. RELEVANT TIME PERIOD

5. Except as otherwise expressly stated, the conduct described herein occurred during the approximate period of January 1, 2006 through the present.

V. RESPONDENTS

6. <u>Bulldog Investors General Partnership</u> ("Bulldog Investors") is a general partnership operating a hedge fund business that offers investment opportunities in three

distinct funds: Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, and Opportunity Income Plus Fund Limited Partnership.

7. Opportunity Partners Limited Partnership ("Opportunity Partners Fund") is a general partner of Bulldog Investors with at least one limited partner who is a resident of Massachusetts. Opportunity Partners Fund is one of three hedge fund investment opportunities offered by Bulldog Investors.

8. Full Value Partners Limited Partnership ("Full Value Fund") is a general partner of Bulldog Investors, and one of three hedge fund investment opportunities offered by Bulldog Investors.

9. Opportunity Income Plus Fund Limited Partnership ("Income Plus Fund") is a general partner of Bulldog Investors, and one of three hedge fund investment opportunities offered by Bulldog Investors.

10. Kimball & Winthrop, Inc. ("Kimball & Winthrop") is the managing general partner of Bulldog Investors. Kimball & Winthrop is the sole general partner of the Opportunity Partners Fund and is the investment adviser to Bulldog Investors and the Opportunity Partners Fund.

11. Full Value Advisors, LLC ("Full Value Advisors") is the sole general partner and investment adviser to the Full Value Fund.

12. Spar Advisors, LLC ("Spar Advisors") is the sole general partner and investment adviser to the Income Plus Fund.

13. Phillip Goldstein ("Goldstein") is the president of Kimball & Winthrop and co-founder of Bulldog Investors. Goldstein is also a managing member of both Full Value Advisors and Spar Advisors.

14. Steven Samuels ("Samuels") is a co-founder and principal of Bulldog Investors. Samuels is a registered representative of Samuels Chase & Co., Inc. and an investment adviser representative of Pacifica Capital Investments. Samuels has Central Registration Depository ("CRD") number 1001046.

15. Andrew Dakos ("Dakos") is a principal of Bulldog Investors. Dakos was formerly registered with Elmhurst Capital, Inc., and has CRD number 4881082.

16. Rajeev Das ("Das") is a principal of Bulldog Investors. Das was formerly registered with Muriel Siebert & Co., Inc., and has CRD number 2265104.

VI. FACTS AND ALLEGATIONS

A. The Business of Bulldog Investors

17. Bulldog Investors, the Opportunity Partners Fund, the Full Value Fund, and the Income Plus Fund (collectively, "Bulldog"), are unregistered investment companies that offer hedge fund investment opportunities to potential investors.

18. Bulldog advertises that: "Investors in our funds include high net worth individuals, pensions, retirement plans, and institutions including fund of funds and family offices."

19. Bulldog invests in publicly traded securities and specializes in investments in closed-end mutual funds.

20. Bulldog promotes itself as employing an activist arbitrage investment philosophy, which is described as follows:

> As shareholder activists we pressure management to deliver value to shareholders through proxy contests, tenders, and buyout offers. We align ourselves with other stockholders with the same goal – that is to realize full value.

21. Bulldog further describes the investment strategy as follows:

> Bulldog is not content to wait for value to be unlocked. Like other value investors, Bulldog rigorously analyzes and focuses on undervalued investment opportunities, targeting only securities it understands and can appropriately value. However, unlike other value investors, Bulldog will diligently take steps to enhance the value of its investments through various time-tested and proprietary means.

22. As part of a publicly available advertisement, Goldstein and Dakos describe Bulldog's strategy to unlock value:

> We accumulated the bulk of our stakes in these income funds at double digit discounts to their net asset value with an eye to campaigning for open-ending, liquidation, a share buyback, a self-tender offer or some other measure to address the discount. We continue to add to our positions when we can do so at an attractive price. As we and other like minded investors increase our stakes, the likelihood becomes greater that management will take action to address the discount to avoid a showdown with irate shareholders.

23. At least one Massachusetts resident is a limited partner of the Opportunity Partners Fund.

B. Bulldog's General Advertising and Securities Offering

24. Bulldog maintains an interactive web site at http://www.bulldoginvestors.com.

25. Bulldog's web site permits Massachusetts residents to access advertising and offering materials without any effort by Bulldog to prequalify prospective investors as either financially accredited or sophisticated in financial matters, such that they are capable of evaluating the merits and risks of investments in Bulldog.

26. The Bulldog web site contains a printable offering brochure with information about Bulldog's investment opportunities, investment strategies, annual returns, and background information on the managers running the hedge funds. [See brochure attached as Exhibit A]

27. At least one Massachusetts resident has exchanged information via Bulldog's interactive web site, and as part of that interactivity was sent advertising and offering materials via email, even though that Massachusetts resident did not provide any financial information, educational information, or investment experience information.

28. This Massachusetts resident provided only the following information via the web site: name, address, telephone number, fax number, and email address.

29. Without seeking any additional information from the Massachusetts resident, Bulldog directed advertising and offering materials to the prospective investor.

30. Bulldog knew or should have known that the prospective investor was a Massachusetts resident since the investor entered his state of residence into the interactive web site as "Massachusetts".

31. In a declaration sent to the Division by Goldstein, signed under the pains and penalties of perjury, Goldstein acknowledged that Bulldog sent information about the hedge funds, financial performance data, and specific examples of investments to the Massachusetts resident. [See declaration at Exhibit B]

32. The email directed to Massachusetts and its attachments contained advertising and offering materials for investments in Bulldog. [See email attached as Exhibit C-1]

33. The email from Bulldog and Samuels acknowledged that the prospective investor was from Massachusetts.

34. The body of the email read as follows:

> Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

> I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.
>
> Regards,
>
> Steven Samuels
> Bulldog Investors
> 203 222 0609

35. Detailed advertising and offering materials were attached to the email.

36. One of the attachments to the email contained detailed performance information for Bulldog, including information on investment strategy, manager backgrounds, investment and fee information, assets and firm information, contact information, historical performance, latest period returns, statistical analysis, and more. [See attachment at Exhibit C-2]

37. Another attachment to the email was a presentation that not only included general fund information, but also included performance data and advertisements of the success of recent investments made by Bulldog. [See attachment at Exhibit C-3]

38. The advertising presentation reads in part:

> We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock" this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies…
>
> In short, what sets Bulldog Investors apart is a unique investment approach that, over the long term, has produced above-average returns with below-average risk.

39. The advertising and offering presentation also provides an "Investment Table" comparing Bulldog's returns to the S&P 500.

40. The advertising and offering presentation presents performance data for each of the Bulldog funds, including the Opportunity Partners Fund, the Full Value Fund, and the Income Plus Fund.

41. The advertising and offering materials also provide detailed information about Bulldog's prior investments.

42. The advertising and offering materials also contain background information for Goldstein, Samuels, Dakos, and Das.

43. One particular attachment to the email is a letter from Goldstein and Dakos addressed: "Dear Partner", which goes on to provide detailed performance data and describes specific investment strategies. [See attachment at Exhibit C-4]

44. Another attachment provides a detailed monthly breakdown of return estimates for the Full Value Fund. [See attachment at Exhibit C-5]

45. Three additional attachments to the email are news articles discussing Goldstein and/or Bulldog. [See attachment at Exhibit C-6]

46. In a declaration provided to the Division by Goldstein, signed under the pains and penalties of perjury, Goldstein states:

> To obtain information about specific funds or financial performance, a web site visitor must register with Bulldog Investors, and request such information by clicking a button entitled "Send Feedback." Before that request can be made, however, anyone seeking to register must again agree that the web site and information provided does not constitute a solicitation.

47. There are no controls on the Bulldog web site to prevent advertising and/or offering materials from being sent to Massachusetts investors.

48. A disclaimer such as the one on the Bulldog web site does not constitute an appropriate or adequate control over a publicly accessible web site that displays advertising and/or offering materials for securities.

49. Goldstein's signed declaration fails to identify any controls over access to the web site or access to a follow-up email containing advertising and/or offering materials.

50. Goldstein's declaration does not reference any password protection or other controls based upon a prospective investor's state of residency, level of sophistication, net worth, or otherwise. Rather, passwords are provided to prospective investors simply after such persons acknowledge that he or she has read the web site disclaimer.

C. <u>Respondents' Unregistered Offering of Securities</u>

51. Goldstein and Samuels of Kimball & Winthrop filed a "Form D – Notice of Sale of Securities Pursuant to Regulation D, Section 4(6), and/or Uniform Limited Offering Exemption" ("Form D") with the SEC on or about December 17, 1992, on behalf of the Opportunity Partners Fund.

52. The Opportunity Partners Fund's Form D indicates a filing that was made pursuant to Rule 506 of the Securities Act of 1933.

53. Goldstein, Dakos, and Samuels of Full Value Advisors, LLC filed a Form D with the SEC on or about October 17, 2001, on behalf of the Full Value Fund.

54. The Full Value Fund's Form D indicates a filing that was made pursuant to Rule 506 of the Securities Act of 1933.

55. On information and belief, the Respondents made no filing with the SEC pertaining to the Income Plus Fund.

56. The Respondents' offering and/or selling of securities in Massachusetts requires compliance with § 301 of the Act.

57. Bulldog's interactive web site, with a printable offering brochure, and with attendant email advertising and offering materials, constitutes an offer of securities in Massachusetts.

58. Given Bulldog's general advertising and offering of securities in Massachusetts, there is no exemption available under the Act or Regulations because Bulldog's advertising and offering are not private.

59. On information and belief, Bulldog has not filed a notice on Form D or any other form or notice with the Division.

60. Bulldog's general advertising and public offering of securities precludes reliance on Rule 506 of the Securities Act of 1933, § 14.402(B)(9), and § 14.402(B)(13)(l) of the Regulations.

61. The email directed to the Massachusetts resident, which includes materials that offer securities, also precludes reliance on the Internet exemption at § 14.402(B)(13)(m) of the Regulations.

62. On January 19, 2007, the Division requested that Goldstein provide an explanation of the Massachusetts exemption from securities registration being relied upon by Bulldog.

63. Goldstein responded to the Division on January 23, 2007, stating in part "none of the funds...relies on any exemption required to solicit investors in Massachusetts because none of these funds solicits investors in Massachusetts or anywhere else."

64. Attached to Goldstein's response was a declaration signed under the pains and penalties of perjury stating in part, "[n]o one may view any part of the web site, other than the opening screen, without agreeing that the web site is not a solicitation."

65. Goldstein's signed declaration goes on to state, "[o]nly after a web site visitor has registered, agreed that the web site is not a solicitation, and requested information by pressing the 'send feedback' button, will Bulldog Investors provide information about the funds, financial performance, and specific examples of investments."

66. There is no Massachusetts provision available to exempt the advertising and offering materials publicly available on Bulldog's interactive web site based on a disclaimer stating that the materials are not an offer or solicitation.

VII. VIOLATIONS OF SECURITIES LAWS

COUNT I – VIOLATION OF § 301

67. Section 401(i)(2) of the Act defines offer as follows:

> "Offer" or "offer to sell" includes every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security for value.

68. Section 301 of the Act provides:

> It is unlawful for any person to offer or sell any security in the commonwealth unless:–
>
> (1) the security is registered under this chapter;
>
> (2) the security or transaction is exempted under section 402; or
>
> (3) the security is a federal covered security.

69. Section 14.402(B)(13)(l) of the Regulations provides, in pertinent part:

> Transactions under Rule 506 – Filing Requirements. Any offer or sale of a security offered or sold in compliance with the Securities Act of 1933, Regulation D, Rule 506 (17 CFR 230.506), as amended from time to time, and that satisfies the following further conditions:

1. Within 15 calendar days after the first sale in the Commonwealth, a notice on SEC Form D (17 CFR 239.500) is filed with the Division, together with;

2. A consent to service of process on Form U-2 (with Form U-2A, if applicable) naming the Secretary; and

3. A non-refundable filing fee, payable to The Commonwealth of Massachusetts....

70. Section 506 of Regulation D of the Securities Act of 1933 (17 CFR 230.506), provides in pertinent part:

> (b) Conditions to Be Met. (1) General Conditions. To qualify for any exemption under this section, offers and sales must satisfy all the terms and conditions of §§ 230.501 and 230.502....

71. Section 502 of Regulation D of the Securities Act of 1933 (17 CFR 230.502), provides in pertinent part:

> (c) Limitation on Manner of Offering. Except as provided in § 230.504(b)(1), neither the issuer nor any person acting on its behalf shall offer or sell the securities by any form of general solicitation or general advertising, including, but not limited to, the following:
>
> (1) Any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and
>
> (2) Any seminar or meeting whose attendees have been invited by any general solicitation or general advertising;....

72. Section 508 of Regulation D of the Securities Act of 1933 (17 CFR 230.508), provides in pertinent part:

> Insignificant Deviations From a Term, Condition or Requirement of Regulation D.
>
> (a) A failure to comply with a term, condition or requirement of § 230.504, § 230.505 or § 230.506 will not result in the loss of the exemption from the requirements of section 5 of the Act for any offer or sale to a particular individual or entity, if the person relying on the exemption shows:

(1) The failure to comply did not pertain to a term, condition or requirement directly intended to protect that particular individual or entity; and

(2) the failure to comply was insignificant with respect to the offering as a whole, *provided that any failure to comply with paragraph (c) of § 230.502 ... shall be deemed to be significant to the offering as a whole*;...(emphasis added).

73. Section 402(b)(9) of the Act provides in pertinent part:

The following transactions are exempted from sections 301, 306 and 403:...any transaction pursuant to an offer directed by the offeror to not more than 25 persons other than those designated in clause (8) in the commonwealth during any period of 12 consecutive months, whether or not the offeror or any of the offerees is then present in the commonwealth....

74. Section 14.402(B)(9) of the Regulations provides, in pertinent part:

(e) The exemption allowed under M.G.L. c. 110A, § 402(b)(9) shall not be available if the issuer or any person acting on its behalf offers or sells the securities by any form of general advertising, including, but not limited to, the following:
1. any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and
2. any seminar or meeting whose attendees have been invited by any general advertising.

75. Section 14.402(B)(13)(m) of the Regulations provides:

Internet offers. An offer, but not a sale, of a security communicated through proprietary or "common carrier" electronic delivery systems, Internet and the World Wide Web or a similar medium; provided that such offers are not directed specifically toward any investor or group of investors in the Commonwealth and no sales are made in the Commonwealth unless the securities are registered or exempt from registration under the Act and 950 CMR 14.400. If an offer made hereunder contains indications that the offer is not being made in jurisdictions where it is not registered or appropriately exempted, then it will be presumed that this offer is not being specifically directed to prospective investors in the Commonwealth.

76. The Division herein re-alleges and restates the allegations and facts set forth in paragraphs 1 through 75 above.

77. The conduct of the Respondents, as described above, constitutes the offer or sale of securities by general solicitation or general advertising in violation of Section 506(b)(1) and Section 502(c) of Regulation D of the Securities Act of 1933. Such use of general solicitation or general advertising is statutorily deemed a significant deviation from the requirements of Rule 506, thereby making the exemption at 950 CMR § 14.402(B)(13)(l) unavailable.

78. The conduct of the Respondents, as described above, constitutes the public offer or sale of securities by general advertising, thereby making the exemption at § 402(b)(9) of the Act and 950 CMR § 14.402(B)(9) unavailable.

79. The conduct of the Respondents, as described above, constitutes an offer of securities directed specifically toward an investor in the Commonwealth, thereby making the exemption at 950 CMR § 14.402(B)(13)(m) unavailable.

80. The conduct of the Respondents, as described above, constitutes the offer or sale of a security in the Commonwealth in violation of M.G.L. c. 110A, § 301.

VIII. STATUTORY BASIS FOR RELIEF

81. Violations, Cease and Desist Orders and Costs

Section 407A(a) of the Act provides in pertinent part that:

> (a) If the secretary determines, after notice and opportunity for a hearing, that any person has engaged in or is about to engage in any act or practice constituting a violation of any provision of this chapter or any rule or order issued thereunder, he may order such person to cease and desist from such unlawful act or practice and may take affirmative action, including the imposition of an administrative fine, the issuance of an order for accounting, disgorgement or rescission or any other relief as in his judgment may be necessary to carry out the purposes of [the Act].

82. The Division herein re-alleges and restates the allegations and facts set forth in paragraphs 1 through 81 above.

83. The Respondents directly and indirectly engaged in the acts, practices, and courses of business as set forth in this Complaint above, and it is the Division's belief that Respondents will continue to engage in acts and practices similar in subject and purpose, which constitute violations if not ordered to cease and desist.

IX. PUBLIC INTEREST

For any and all of the reasons set forth above, it is in the public interest and will protect Massachusetts investors to:

1) Require Respondents to cease and desist from further violations of the Act;

2) Require Respondents to pay an administrative fine in an amount and upon such terms and conditions as the Director or Hearing Officer may determine;

3) Require Respondents to take any and all actions necessary to ensure that the offer or sale of securities in the Commonwealth are in accordance with the requirements of § 301 of the Act; and

4) Take such other actions, which may be in the public interest and necessary and appropriate for the protection of Massachusetts investors.

X. RELIEF REQUESTED

Wherefore, the Enforcement Section of the Division requests that the Director or Hearing Officer take the following action:

A. Find that all the sanctions and remedies detailed herein are in the public interest and necessary for the protection of Massachusetts investors;

B. Find as fact the allegations set forth in paragraphs 1 to 83 of the Complaint;

C. Enter an order requiring Respondents to cease and desist from any further violations of the Act;

D. Enter an order requiring Respondents to pay an administrative fine in an amount and upon such terms and conditions as the Director or Hearing Officer may determine;

E. Enter an order requiring Respondents to take any and all actions necessary to ensure that the offer or sale of securities in the Commonwealth are in accordance with the requirements of § 301 of the Act; and

F. Take such further action as may be deemed just and appropriate to carry out the purposes of the Act.

ENFORCEMENT SECTION
MASSACHUSETTS SECURITIES DIVISION

James August Cappoli, Esq.
Enforcement Section

William J. Donahue, Esq.
Enforcement Section

Nathaniel Orenstein, Esq.
Enforcement Section

Patrick Ahearn, Esq.
Chief of Enforcement

Massachusetts Securities Division
One Ashburton Place, Room 1701
Boston, Massachusetts 02108
(617) 727-3548

Dated: January 31, 2007



Bulldog

UNLOCKING VALUE


UNLOCK OUR VALUE.

THINK OF THE BULLDOG:

SOLID, SMART, DISCIPLINED, TENACIOUS.

Bulldog Investors is a value investment firm with an important difference: Bulldog is not content to wait for value to be unlocked. Like other value investors, Bulldog rigorously analyzes and focuses on undervalued investment opportunities, targeting only securities it understands and can appropriately value. However, unlike other value investors, Bulldog will diligently take steps to enhance the value of its investments through various time-tested and proprietary means. In other words, ***Bulldog actually adds value to its investments.***

In short, what sets Bulldog Investors apart is a unique investment approach that, over the long term, has produced above-average returns with below-average risk.

For Bulldog, the key to unlocking value comes from an investment philosophy and a "can-do" attitude, but it also encompasses academic training, day-to-day experience, analytic skills, and what Bulldog calls the "x" factor...focusing on a niche where it has a demonstrated edge over other investors. It is this rigorous, disciplined approach that really sets Bulldog apart.

Since its inception, Bulldog Investors has delivered a net average annual return significantly higher than that of the S&P 500 Index. Moreover, Bulldog has performed especially well in difficult investment periods like 2000 through 2002.

INVESTMENT SERVICES

Bulldog offers three distinct investment vehicles:

Opportunity Partners

Opportunity Partners is a highly diversified fund primarily invested in publicly-traded closed-end mutual funds and operating companies that are selling substantially below their intrinsic values. Opportunity Partners applies the firm's proprietary investment methodology to "unlock" these values. Opportunity Partners will also hedge when deemed appropriate.

Full Value Partners

Full Value Partners is a fund that concentrates on taking substantial positions in undervalued operating companies and closed-end mutual funds. Full Value Partners acts as a catalyst to "unlock" these values through proprietary means. Full Value partners will hedge when deemed appropriate.



Income Plus Fund

Income Plus Fund is a low-risk fund that primarily invests in undervalued income producing closed-end funds, real estate investment trusts, and other investments. Income Plus Fund attempts to produce better current returns with less risk than is achievable in the bond markets. The fund also anticipates compounding of capital in addition to generating high current income. Income Plus Fund will hedge as deemed appropriate.

Bulldog Investors provides the diversification sophisticated investors need. By strategically choosing from its array of investment funds, Bulldog provides access to a well-diversified portfolio of investment vehicles with an attractive risk-reward profile.

Why Investors Choose Bulldog

Since 1993, Bulldog Investors (formerly Opportunity Partners) has delivered outstanding investment performance to investors who appreciate Bulldog's ability to unlock value, with modest risk. Bulldog has helped sophisticated investors—including high net-worth individuals, business owners and institutions—to build wealth in all types of economic environments.

Bulldog's management team represents an exceptional blend of talent and experience with a well deserved reputation for quality, performance, consistency and most importantly integrity. Bulldog's management takes pride in its:

- Superior long-term track record: Since 1993, Bulldog Investors has established a record of generating solid returns in all types of markets. By applying a rigorous, disciplined and proactive approach and capitalizing on opportunities at the right time, it has been able to deliver market-beating growth with a contained risk level.
- Experienced management team: Bulldog's management team combines solid educational credentials and superior portfolio-management skills. Just as importantly, they operate with a bulldog-like, can-do approach, accessibility, tremendous energy, high ethical standards and a passion for their work.
- Innovative approaches: Bulldog is recognized in the investment community for its innovative investment strategies. The group is creative and flexible in its approach while also adhering to rigorous analysis and risk-containment criteria. This makes it possible to capitalize on investment opportunities that are likely to outperform the market over time without incurring undue short-term risk.

SOPHISTICATED INVESTORS [illegible] ON THE BLEND OF EXPERIENCE, INNOVATIVE STRATEGIES AND DEDICATED WORK ETHIC TO BUILD WEALTH IN ALL TYPES OF ECONOMIC ENVIRONMENTS



- Compensation based on delivering performance to investors: At Bulldog, compensation is primarily based upon a percentage of profits. Bottom line—it aligns the interest of the group with its investment partners.
- Significant investment by its principals: All of Bulldog's principals have significant personal investments in their funds because they believe it is vital that their own interests be aligned with those of their partners.

Bulldog was launched in 1993 by Phillip Goldstein and Steven Samuels, based on their conviction that smart, tenacious, focused investors can outperform the market without incurring undue risk. The firm has grown with the addition of principals Andrew Dakos and Rajeev Das. Bulldog's first fund, Opportunity Partners, was created primarily to opportunistically invest in closed-end mutual funds, a class of securities in which Mr. Goldstein and Mr. Samuels had significant expertise. In 1996, Opportunity Partners pioneered an activist approach to unlocking value in closed-end funds that has been recognized for its effectiveness. Bulldog launched Full Value Partners in 2001 to capitalize on its success with this approach by targeting opportunities in both closed-end funds and operating companies, with a strong focus on shareholder activism. In 2004 the Income Plus Fund was added to focus on opportunities to unlock value in undervalued investments primarily in the fixed income markets.

Today, Bulldog offers a mix of investment funds that provide its partners a deep, diversified approach to outperforming the markets over the long term without incurring excessive short-term risk.

PRINCIPALS

Phillip Goldstein

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity & Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

Steven Samuels

Steven Samuels was a co-founder of Bulldog Investors in 1993. He is a principal Samuels Chase, a registered broker dealer. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than twenty years of experience.

Andrew Dakos

Andrew Dakos became a principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity & Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

Rajeev Das

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-97, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.

BULLDOG REPRESENTS
AN EXCEPTIONAL BLEND
OF TALENT AND EXPERIENCE
THAT HAS EARNED THEM A
REPUTATION FOR BEING
ONE OF THE BEST
BOUTIQUE INVESTMENT
FIRMS IN THE BUSINESS.

Bulldog investors
UNLOCKING VALUE

45 Rockefeller Plaza, Suite 2000 NY, NY 10111
ph 212 332 7155 fx 212 332 3401
www.bulldoginvestors.com

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX. ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

SUPPLEMENTAL DECLARATION OF PHILLIP GOLDSTEIN IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

I hereby declare as follows:

1. I am submitting this supplemental declaration to address certain

factual assertions made by the plaintiff in its materials submitted in opposition to defendants' motion to dismiss for lack of personal jurisdiction.

2. Attached to this declaration as Exhibit A is a true and correct copy of the opening screen at the website of Bulldog Investors. No one may view any part of the website, other than the opening screen, without agreeing that the website is not a solicitation.

3. Upon making this agreement, a website visitor can view certain pages of the website that provide general information about Bulldog Investors. However, information concerning any of the funds or financial performance cannot be viewed.

4. To obtain information about specific funds or financial performance, a website visitor must register with Bulldog Investors, and request such information by clicking a button entitled "Send Feedback." Before that request can be made, however, anyone seeking to register must again agree that the website and information provided does not constitute a solcitation. Attached to this declaration as Exhibit B is a true and correct copy of the registration page by which a website visitor can make a request for information by registering.

5. Only after a website visitor has registered, agreed that the website and information provided is not a solicitation, and requested information by pressing

the "send feedback" button, will Bulldog Investors provide information about the funds, financial performance, and specific examples of investments. Such information was sent to Mr. Hickey pursuant to the request that he made by registering.

6. In June, 2006, I was invited to attend and speak at the Annual Finance Advisory Board Conference of the Carroll School of Management at Boston College. I attended that conference solely at the request of Assistant Professor Jeff Pontiff of Boston College. A copy of Professor Pontiff's email inviting me to attend and speak is attached to this declaration as Exhibit C.

7. As set forth in the professor's invitation, as well as the summary of the conference proceedings posted on the internet and attached to the O'Brien affidavit, the participants in the conference were academics and financial managers. The primary subject of the conference was the presentation of a technical academic paper entitled "Costly Communication, Shareholder Activism, and Limits to Arbitrage," by a number of authors, including one of the conference participants, Itay Goldstein. In that context, I was asked to comment on my experience with proxy contests (in which a shareholder appeals to other shareholders to elect directors to a company's board or to vote in favor of a proposed corporate action) and on my litigation with the SEC concerning the

SEC's hedge fund rule, which was the subject of a subsequent decision entitled Goldstein v. SEC, 451 F.3d 873 (D.C. Cir. 2006). I am not aware of any potential investors who were either invited or attended the conference. My comments were not intended in any way to solicit investors from among the academicians and financial managers (ie. my competitors) who attended the conference.

8. I was also invited to attend and speak at a seminar for faculty and graduate students at the Isenberg School of Management at the University of Massachusetts in Amerherst, Massachusetts in March of 2005. At the request of Professor Ben Branch, I attended the seminar, made a presentation about closed end funds and hedge fund regulation, and met the dean of the Isenberg School of Management. I did not meet with anyone other than members of the faculty and graduate students of the school.

9. Most of the shares of public companies whose shares are listed on a national securities exchange, such as the American Stock Exchange, are owned of record by Cede & Co. in New York. If and when we solicit proxies in connection with a shareholder vote at a particular company, we do so by seeking proxies from the brokers who are the nominees for the benefit of which Cede holds the shares. We deliver our proxy materials to ADP, a data processing firm located on Long Island, New York that maintains the necessary records for the distribution and

tabulation of proxies from each of the brokerage institutions. ADP delivers one proxy, which lists the number of proxy votes from each of the brokerages. We do not solicit proxies from any record holder other than Cede & Co., because the identity of those record holders is generally available only to the company.

10. I have on two occasions attended meetings with companies in Massachusetts. In November, 2006, I was asked by management of Putnam Tax Free Health Care Fund to come to Boston to discuss management's and my concern about the discount at which the company's shares were trading. Also, in 2001, management of First Years, Inc. asked me to come to Boston to discuss our mutual concerns about ways to enhance shareholder value. I did not conduct any business in either of those two meetings, nor did I discuss forming any type of business relationship between the company and myself or any of the defendants in this action.

11. I have never made any effort to contact the press or obtain publicity in Massachusetts. After this lawsuit was filed by the plaintiff, I was called by Steven Syre of the Boston Globe who indicated that he had read RHR's press release about the lawsuit and asked me a limited number of questions about the subject matter of the allegations. I answered his requests for information, and have never made any effort to contact him for any purpose.

I declare under pains and penalties of perjury that the foregoing is true and correct.

Executed on January 16, 2007.

Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by e-mail and by U.S. Mail on January 17, 2006.

[signature]

EXHIBIT A

Bulldog Investors

Disclaimer



Please read the information below and click 'I Agree' at the bottom of the page.

This website is issued by Bulldog Investors. The information is available for information purposes only and does not constitute solicitation as to any investment service or product and is not an invitation to subscribe for shares or units in any fund herein.

For the avoidance of doubt this website may not be used for the purpose of an offer or solicitation in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful or not authorized. Whilst every effort has been made to ensure the accuracy of the information herein, Bulldog Investors accepts no responsibility for the accuracy of information, nor the reasonableness of the conclusions based upon such information, which has been obtained from third parties.

The pages referring specifically to investment products offered by Bulldog Investors are only available for view with a username and password, which can be obtained by contacting the company on the Registration Form provided. The value of investments and the income from them can fall as well as rise. Past performance is not a guarantee of future performance and investors may not get back the full amount invested. Changes in the rates of exchange may affect the value of investments.

EXHIBIT B

Bulldog Investors

Please complete all fields below.

First Name:

Last Name:

Address:

City:

State:

Postal Code:

Country:

Telephone:

Fax:

Email Address:

Before you submit your registration form, please confirm that you have read and agree with our Legal terms below.

☐ I Agree.

SEND FEEDBACK

EXHIBIT C

Phillip Goldstein

From: pontiff [pontiff@bc.edu]

Sent: Thursday, February 02, 2006 1:02 PM

To: oplp@optonline.net

Subject: Invitation to the Boston College FAB Conference.

Mr. Goldstein,

I have been a big fan of yours for years. I am a finance professor at Boston College who has done a lot of work on closed-end funds.

I have been charged with putting together this year's BC Financial Advisory Board conference. The conference will kick off with a dinner on Thursday June 8th and continue with presentations on the 9th. The attendees are split between academics and finance professionals. I have enclosed last year's program.

Everybody here would be excited if could be involved in one of our sessions. Itay Goldstein (at Wharton) will present the enclosed paper called "Costly Communication, Shareholder Activism and Limits to Arbitrage." Would you mind speaking for 20-25 minutes? We would be interested in hearing about either your experience with proxy contents, your current battle with the SEC, or both. Can you help us out? You are welcome to attend as much or as little of the conference as you like. We can reimburse you for your hotel accommodation, and transportation (economy airfare).

Thanks,

Jeff

Jeffrey Pontiff
Associate Professor
Finance Department
Wallace E. Carroll School of Management
Boston College
Fulton Hall, 140 Commonwealth Avenue
Chestnut Hill, Massachusetts 02467-3808

Telephone: 617-552-6786
Fax: 617-552-0431

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS. LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' REQUEST FOR HEARING ON THEIR MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Pursuant to Superior Court Rule 19A(c), defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein ("Defendants") hereby request a hearing on Defendants' Motion to Dismiss for Lack of Personal Jurisdiction. As reasons therefore, Defendants state that under Superior Court Rule 9A(c)(3), there is a presumptive right to a hearing on a motion to dismiss pursuant to Mass. R. Civ. P. 12. Further, Defendants

EXHIBIT
C-1
E-07-0002

From: Steven Samuels [sam1071@optonline.net]
Sent: Friday, November 10, 2006 3:06 PM
To: brendanhickey_99@yahoo.com
Subject: RE: Bulldog Website Contact

Attachments: Thank you for your interest in Bulldog Investors.doc; BulldogPresentation3.pdf; Activism Boosts Manager.doc; phil goldstein.pdf; the deal #2.pdf; Bulldog Investors -Full Value Partners L P .pdf; FVPLP1Q 2nd estimates.doc; monthly rtns est.xls

Thank you for your interest in... | BulldogPresentation 3.pdf (359 ... | Activism Boosts Manager.doc (2... | phil goldstein.pdf (72 KB) | the deal #2.pdf (18 KB) | Bulldog Investors -Full Value ... | FVPLP1Q 2nd estimates.doc (64 ... | monthly rtns est.xls (20 KB)

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

Regards,

Steven Samuels
Bulldog Investors
203 222 0609

-----Original Message-----
From: Brendan Hickey [mailto:brendanhickey_99@yahoo.com]
Sent: Friday, November 10, 2006 1:56 PM
To: ssamuels@bulldoginvestors.com
Subject: Bulldog Website Contact

This message was sent from:
http://bulldoginvestors.com/contact.html

CONTACT INFO

Brendan
Hickey
677 Quincy Shore Dr. #201
Quincy
MA
02170
USA
617 549 4817
617 549 4817
brendanhickey_99@yahoo.com

Thank you for your interest in Bulldog Investors. While we are proud to have one of the best long term records in the business, it is very difficult to adequately describe what, why, and how we do what we do in a quick response to an email inquiry. Performance numbers for example show nothing of the risk taken to achieve those returns.

I have attached some basic information on our management including performance and philosophy. I would be more than happy to spend a few minutes on the phone if you wish to discuss in more detail. Please contact me at 203 222 0609.

EXHIBIT
C-2
E-07-0002

Bulldog Investors
Full Value Partners, L.P.

InformationManagementNetwork

New York City Hedge Fund Master Class Series: July 19, 2006

Investment Strategy

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

Manager Background

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.

Investment & Fee Information

Min Invest (MM):	$0.50
Mgmt Fee:	1.0%
Incentive Fee:	20.0%
High Water Mark:	Yes
Hurdle Rate:	No
Lock-Up Period:	One year

Assets and Firm Information

Firm Assets (MM):	$325.0
Fund Assets (MM):	$105.0
Prime Broker:	Bear Stearns
Auditor:	J.H. Cohn LLP
Legal Counsel:	Purrington Moody Weil LLP
Administrator:	Trachtenberg & Pauker, LLP

Contact Information

Bulldog Investors
Steve Samuels
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
201.556.0092
ssamuels@bulldoginvestors.com

Historical Performance

Year	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
2006	5.43%				5.43%
2005	0.55%	4.44%	4.12%	-0.55%	8.74%
2004	3.96%	3.17%	3.58%	8.36%	20.39%
2003	3.89%	8.85%	4.84%	11.78%	32.52%
2002	1.86%	-0.01%	-0.98%	6.98%	7.89%
2001				8.16%	8.16%

Latest Period Returns	Qtr.	YTD	1 Year	3 Year	5 Year	7 Year	10 Year	Inception*
Full Value Partners, L.P.	5.43%	5.43%	14.01%	20.75%				18.35%
S&P 500	4.21%	4.21%	11.73%	17.22%				6.81%
Over/Under - S&P 500	1.22%	1.22%	2.29%	3.53%				11.54%

Returns above for periods equal to or greater than 1 year are annualized. *Performance since Oct-01

Disclaimer / Notes

"Past Performance is No Guarantee of Future Results"

POWERED BY PERTRAC Suite

Bulldog Investors - Full Value Partners, L.P.

InformationManagementNetwork

Start: Oct-01
End: Mar-06

Benchmark 1: S&P 500

Return & Statistical Analysis	Fund	BM1
Standard Deviation	7.01%	16.31%
Sharpe (2.00%)	2.20	0.36
Sortino (2.00%)	17.15	0.43
Alpha (Annualized)		15.35%
Beta		0.36
R-Squared		0.72
Active Premium		11.54%
Outperformed in up markets		53.85%
Outperformed in down markets		100.00%
Percent Profitable Quarters	83.33%	72.22%
Average Quarterly Gain	5.33%	5.66%
Average Quarterly Loss	-0.52%	-7.57%
Best Quarterly Return	11.78%	15.39%
Worst Quarterly Return	-0.98%	-17.28%
Best 4 Quarter Return	32.61%	35.12%
Worst 4 Quarter Return	7.89%	-24.76%
Quarterly Profit/Loss Ratio	51.70	1.94

Performance Over Time vs. Benchmarks



20%
15%
10%
5%
0%
Return
Qtr.
YTD
1 Year
Inception*
Full Value Partners, L.P.
S&P 500

Growth of $1,000 (Since Inception)



$2,500
$2,000
$1,500
$1,000
$500
03-02 09-02 03-03 09-03 03-04 09-04 03-05 09-05 03-06
Full Value Partners, L.P.
S&P 500

Distribution of Returns



Quarterly Periods
5
4
3
2
1
0
< -10%
-9 to -8
-7 to -6
-5 to -4
-3 to -2
-1 to 0
1 to 2
3 to 4
5 to 6
7 to 8
9 to 10
Return Range (%)

Risk/Return vs. Benchmarks



Annualized Return
25%
20%
15%
10%
5%
0%
5%
10%
15%
20%
25%
Annualized Standard Deviation
Full Value Partners, L.P.
S&P 500

Up Market and Down Market Analysis

Statistic	Up Markets S&P 500		Down Markets S&P 500	
Alpha	2.23%		3.22%	
Alpha (Annualized)	9.22%		13.50%	
Beta	0.58		0.24	
R	0.86		0.79	
R^2	0.75		0.62	
Tracking Error	5.32%		23.05%	
Treynor	37.48%		15.31%	
Jensen Alpha	2.02%		2.84%	
Info Ratio	-0.10		1.45	

Drawdown Analysis

	Full Value Partners, L.P.	S&P 500	
Maximum Drawdown	-0.99%	-28.36%	
Quarters in Drawdown	2	2	
Quarters to Recover	1	6	
Peak	Mar-02	Mar-02	
Valley	Sep-02	Sep-02	

Disclaimer / Notes

Returns above for periods equal to or greater than 1 year are annualized. All statistics are based on quarterly returns. *Performance since Oct-01

Past Performance is No Guarantee of Future Results

EXHIBIT
C-3
E-07-0002



Bulldog Investors

UNLOCKING VALUE

Park 80 West | Plaza Two | Saddle Brook, NJ 07663
Telephone | 201.556.0092 Facimille | 201.556.0097
www.bulldoginvestors.com

Q3 2006



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

BULLDOG REPRESENTS AN EXCEPTIONAL BLEND OF TALENT AND EXPERIENCE THAT HAS EARNED THEM A REPUTATION FOR BEING ONE OF THE BEST BOUTIQUE INVESTMENT FIRMS IN THE BUSINESS

BulldogInvestors
UNLOCKING VALUE

Q3 2006



FIRM OVERVIEW	4
INVESTMENT PHILOSOPHY	5
INVESTMENT PROCESS	7
INVESTMENT TABLE	8
PERFORMANCE UPDATE	9
EXAMPLE: BLAIR	12
EXAMPLE: SIZELER	13
EXAMPLE: SELIGMAN	14
FUTURE AREAS OF POTENTIAL "REWARDS"	16
PRINCIPAL'S BACKGROUND	17
GENERAL FUND INFORMATION	19
SUMMARY	20



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

Bulldog Investors

Opportunity Partners LP | Full Value Partners LP | Income Plus LP

PRINCIPALS

Phillip Goldstein | Andrew Dakos | Steven Samuels | Rajeev Das





THE SINGLE MOST IMPORTANT QUESTION »

When told what an investor achieved, we respond with a very simple question...with what risk taken? Returns mean very little if investors do not understand the risk they have taken to achieve those results. We have achieved superior risk adjusted returns.

WHO WE ARE »

Bulldog Investors is a group of investment funds founded in 1993. Investors in our funds include high net worth individuals, pensions, retirement plans, and institutions including fund of funds and family offices.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

WHAT WE DO »

We invest in publicly traded securities, with a specialty in closed-end mutual funds. We are value investors first. We work to determine the true intrinsic value of a company then strive to "unlock' this value. We invest in equities and debt securities, real estate investment trusts, taxable and tax free closed-end funds, liquidations, spin offs, and asset rich companies.

HOW WE UNLOCK VALUE »

This is where we really earn our returns. As shareholder activists we pressure management to deliver value to shareholders through proxy contests, tenders, and buyout offers. We align ourselves with other stockholders with the same goal – that is to realize full value.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

BULLDOG IS NOT CONTENT TO WAIT FOR VALUE TO BE UNLOCKED »

Like other value investors, Bulldog rigorously analyzes and focuses on undervalued investment opportunities, targeting only securities it understands and can appropriately value. However, unlike other value investors, Bulldog will diligently take steps to enhance the value of its investments through various time-tested and proprietary means. In other words, Bulldog actually adds value to its investments.

In short, what sets Bulldog Investors apart is a unique investment approach that, over the long term, has produced above-average returns with below-average risk.



FIRM OVERVIEW

INVESTMENT PHILOSOPHY

INVESTMENT PROCESS

INVESTMENT TABLE

PERFORMANCE UPDATE

EXAMPLE: BLAIR

EXAMPLE: SIZELER

EXAMPLE: SELIGMAN

FUTURE AREAS OF POTENTIAL "REWARDS"

PRINCIPAL'S BACKGROUND

GENERAL FUND INFORMATION

SUMMARY

IMPACT ON $1 MILLION INVESTMENT

YEAR END	BULLDOG	S&P 500
1993	$1,415,000	$1,101,000
1994	$1,597,535	$1,115,313
1995	$1,972,956	$1,534,671
1996	$2,290,602	$1,887,645
1997	$2,702,910	$2,518,119
1998	$2,735,345	$3,238,299
1999	$3,580,566	$3,918,343
2000	$3,963,687	$3,561,773
2001	$4,233,217	$3,137,922
2002	$4,449,111	$2,444,441
2003	$5,534,694	$3,145,996
2004	$6,701,960	$3,488,280
2005	$7,242,809	$3,659,206

TOTAL DIFFERENCE = $3,583,603



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

OPPORTUNITY PARTNERS L.P. (Launch Date 1/1/93)

A highly diversified fund primarily invested in publicly traded closed-end mutual funds and operating companies that are selling substantially below their intrinsic values. Opportunity Partners applies the firm's proprietary investment methodology to "unlock" these values.
Opportunity Partners will also hedge when deemed appropriate.

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1-YEAR (TTM)	AVERAGE ANNUAL RETURN (Since inception)
OPPORTUNITY PARTNERS	6.50%	0.77%	11.56%	16.34%
S&P 500	2.71%	-1.44%	8.64%	10.31%

OPPORTUNITY PARTNERS VS. S&P 500



50%
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1993
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Opportunity Partners
S&P 500



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

FULL VALUE PARTNERS L.P. (Launch Date 10/1/01)

Full Value Partners is a fund that concentrates on taking substantial positions in undervalued operating companies and closed-end mutual funds. Full Value Partners acts as a catalyst to "unlock' these values through proprietary means.

Full Value Partners will hedge when deemed appropriate

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1 YEAR (TTM)	AVERAGE ANNUAL RETURN (Since inception)
FULL VALUE	7.16%	1.64%	10.96%	17.70%
S&P 500	2.71%	-1.44%	8.64%	6.12%

FULL VALUE PARTNERS VS. S&P 500


20%
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2Q 06
Full Value
S&P 500



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

INCOME PLUS L.P. (Launch Date 9/1/04)

Bulldog Income Plus L.P. Attempts to provide risk adjusted returns that are superior to those available to fixed income investors. The fund intends to achieve its objective, while controlling for risk, by primarily investing in income oriented closed-end funds trading at a discount to net asset value. Purchasing a closed-end fund at a discount allows an investor to immediately achieve a higher yield than a comparable product without taking on any additional risk. In addition, there is a high probability of earning a capital gain as we utilize proprietary activist methods to narrow these discounts.

PERFORMANCE SUMMARY (6/30/06)

	YTD	SECOND QUARTER 2006	1 YEAR (TTM)	AVERAGE ANNUAL RETURN (Since inception)
INCOME PLUS	4.32%	0.97%	7.39%	8.36%
AGG. BOND INDEX	-0.72%	-0.08%	-0.82%	1.48%

INCOME PLUS VS. LEHMAN AGGREGATE BOND INDEX


4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
Income Plus
Lehman Aggregate Bond Index



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

A RECENT EXAMPLE OF ACTIVISM ON AN OPERATING COMPANY »

Blair is a direct marketer of value priced women's and men's clothing that has been in business for almost a century. Like many of our investments in operating companies Blair possessed a hidden asset we believed was not fully reflected in the market price of its common stock. The vast majority of Blair's revenue was generated via catalog mailings to loyal repeat customers. Many of these customer's purchases were on credit provided by Blair. The resulting accounts receivable portfolio bloated the company's balance sheet contributing to the company's anemic return on equity.

After purchasing our initial stake in the company at prices ranging from the mid to high $20's we approached management with a proposal to sell the receivables portfolio and return the proceeds to shareholders via a large self-tender offer. After carefully reviewing our proposal, the company announced the sale of the portfolio and we later negotiated a $42 per share self-tender offer by the company for over 50% of outstanding shares. Our threat of a proxy contest was the catalyst forcing management to act thereby earning us a return in excess of 50% on our initial block of shares.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

Our first hand experience as shareholder activists puts us in a unique position to handicap the probabilities for success of others that try their hand at forcing companies to deliver value to shareholders.

Sizeler Property Investors is a real estate investment trust (REIT) that came under siege from an experienced real estate investor in the summer of 2004. From the start, we recognized that the activist's chances of forcing management to either sell or liquidate the company had a high probability of success. With SIZ shares trading at what we calculated to be a 30% to 40% discount to its net asset value we aggressively bought the stock in the open market.

A heated proxy contest led to a settlement between the activist and management and an investment banker has been hired to sell the company. We are awaiting an announcement by the company soon and expect a return in excess of 50% on our initial investment.

Though willing to take the lead activist role in company's like SIZ, we are just as content to remain passive while someone else does the heavy lifting. However, it is critical to the success of these types of investments to properly read the likelihood of success by other activists. Having been involved in nearly two dozen proxy contests over the past 8 years we believe we are well positioned to profit on our own book of knowledge.



SQF is a closed end investment grade municipal bond fund, utilizing leverage to boost returns. We began purchasing SQF at a discount of about 14% in late 2004. We were buying a high quality municipal bond fund with a current tax exempt yield of 5.37%. Because of the discount we picked up an additional percentage in yield with no added risk.

After accumulating over 10% of the outstanding shares, we filed a 13d and approached the board of directors of SQF. We advised the board we intended to submit a shareholder proposal seeking to eliminate the discount and asked the board to abide by the outcome of a shareholder vote. SQF's board responded by imposing an advance notice requirement on director nominations and changing the requirements on director elections to a majority of outstanding shares from a plurality.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

INSIGHT »

By taking these actions we feel SQF actually made themselves more vulnerable. It will be virtually impossible for any candidate for director to receive votes of over 50% of the outstanding shares in a contested election. Under Maryland law, if no directors are elected for 2 years, shareholders can have the fund liquidated.

RETURNS »

Because of our actions the discount on SQF narrowed from over 14% at the end of 2004 to 6% by March 31, 2006. A shareholder owning SQF over this time period received a return of over 12%. The Lehman 10 year Muni Bond Index returned 2.74% over the same time period. By purchasing shares at a discount and working to narrow the discount we were able to add over 9% in additional returns without taking on any additional risk.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

THE SINGLE MOST IMPORTANT QUESTION »

Over $65 billion has been raised in the past 2 ½ years in new closed-end funds. Issuance of new paper, weak markets and negative sentiment towards income securities have all combined to create tremendous opportunities in the closed-end fund arena. Several closed-end funds are trading at wider than normal discounts. We are buying selective situations where we feel that the probability for discount reversion is high for a few reasons:

- Change in sentiment could reduce wide level of discounts.
- Provisions in funds prospectuses obligate funds to take actions to reduce discount.
- Shareholder activism on our part could force funds into discount reducing measures.



PHILLIP GOLDSTEIN »

Phillip Goldstein was a co-founder of Bulldog Investors in 1993. He has served as a director of a number of closed-end funds and is currently a director of the Mexico Equity and Income Fund, Brantley Capital Corporation, and the Emerging Markets Telecommunications Fund. He Graduated from the University of Southern California in 1966 with a Bachelor of Engineering degree and from C.C.N.Y. in 1968 with a Master of Engineering degree. Mr. Goldstein is a widely-quoted expert on value investing and corporate governance.

STEVEN SAMUELS »

Steven Samuels was a co-founder of Bulldog Investors in 1993. He was previously a partner in Drake Capital. Mr. Samuels was licensed as a stockbroker with Dean Witter Securities in 1979. He received a BA in Business from American University in 1978. Mr. Samuels is an expert in value investing with more than 20 years of experience.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

ANDREW DAKOS »

Andrew Dakos became a Principal of Bulldog Investors in 1999. He was a director of Dresdner RCM Global Strategic Income Fund and is currently a director of the Mexico Equity and Income Fund. Mr. Dakos graduated from University of Delaware in 1988 with a BS in Business Administration.

RAJEEV DAS »

Rajeev Das has been with Bulldog Investors since 1997. Mr. Das is currently a director of the Mexico Equity and Income Fund. From 1992-1997, he was at Muriel Siebert and Company, most recently as Manager of the Credit Risk Department. Mr. Das is a Chartered Financial Analyst (CFA). He received a BA in Economics from the University of Bombay in 1989 and an MA in Economics from New York University in 1999.



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

PRIME BROKER:	Bear Stearns
ADMINISTRATORS:	Trachtenberg and Pauker LLP
AUDITORS:	JH Cohn LLP
LEGAL:	Burrington Moody Weil LLP



FIRM OVERVIEW
INVESTMENT PHILOSOPHY
INVESTMENT PROCESS
INVESTMENT TABLE
PERFORMANCE UPDATE
EXAMPLE: BLAIR
EXAMPLE: SIZELER
EXAMPLE: SELIGMAN
FUTURE AREAS OF POTENTIAL "REWARDS"
PRINCIPAL'S BACKGROUND
GENERAL FUND INFORMATION
SUMMARY

» Managing money since 1993

» Current team in place since 1999

» No down years

» Significant outperformance in tough markets

» Attractive risk adjusted returns

» Currently our portfolio is positioned to take advantage of unusual opportunities in fixed income closed-end funds and overcapitalized operating companies

» Hedging areas of greater market and sector risk

» Expectations of numerous liquidity events



FIRM OVERVIEW

INVESTMENT PHILOSOPHY

INVESTMENT PROCESS

INVESTMENT TABLE

PERFORMANCE UPDATE

EXAMPLE: BLAIR

EXAMPLE: SIZELER

EXAMPLE: SELIGMAN

FUTURE AREAS OF POTENTIAL "REWARDS"

PRINCIPAL'S BACKGROUND

GENERAL FUND INFORMATION

SUMMARY

EMAIL: info@bulldoginvestors.com

WEB SITE: www.bulldoginvestors.com

OFFICE: Park 80 West
Plaza Two
Saddle Brook, NJ 07663

PHONE: (201) 556-0092

FAX: (201) 556-0097

EXHIBIT
C-4
E-07-0002

July 13, 2006

Dear Partner:

Our partnership posted a net gain of 5.4% in the first quarter of 2006 vs. a gain of 4.2% for the S&P 500 Index. **Our preliminarily estimate is that we were up a bit more than 1% in the second quarter vs. a decline of 1.44% for the S&P 500 Index.** From our inception on October 1, 2001 through March 31, 2006, Full Value Partners has generated a net average annual return of 18.4% vs. 6.5% for the S&P 500 Index. Viewed in dollar terms, a $100,000 investment made on October 1, 2001 would be worth $213,000 on March 31, 2006 vs. $133,000 if it were invested in the S&P 500 Index.

<u>Risk and Reward</u>

Currently, our portfolio is less risky than it normally is. That is not because we have made a conscious decision to seek out low risk investments. Rather, it just happens that we see good opportunities to unlock value in a number of low risk investments. For example, we have accumulated sizeable positions in several income oriented closed-end funds. These funds tend to be less volatile than most stocks. In addition, they pay dividends monthly or quarterly. We accumulated the bulk of our stakes in these income funds at double digit discounts to their net asset value with an eye to campaigning for open-ending, liquidation, a share buyback, a self-tender offer or some other measure to address the discount. We continue to add to our positions when we can do so at an attractive price. As we and other like minded investors increase our stakes, the likelihood becomes greater that management will take action to address the discount to avoid a showdown with irate shareholders.

We also have several investments in operating companies where management has signaled that it intends to maximize shareholder value. In some instances, we have been a catalyst toward that end. One such investment is AmeriVest Properties, a real estate investment trust serving small- to medium-size office tenants. Bowing to pressure from large shareholders including us, AmeriVest is in the process of liquidating the company and the chances are good that the proceeds per share will exceed the stock's current market price.

Another real estate play is Gyrodyne Company of America. Gyrodyne has two real estate assets, the biggest of which was originally a largely undeveloped 313-acre site on the north shore of Long Island about 50 miles east of New York City. Last November the State University of New York took title to 245 acres through eminent domain and paid Gyrodyne $91,800 per acre. Because that is far less than the $300,000 to $400,000 per acre a private developer would pay, Gyrodyne has asked a court to determine the property's fair value. Meanwhile, it is marketing the remaining 68-acres which, if sold, will establish a marker on the property taken by SUNY and move the parties closer to a settlement. We have a pretty good paper profit on this investment but we believe there is still sizeable upside. It should be noted that a decline in real estate values will have no effect on the valuation of the parcel that was taken because the court must value the property on the day it was taken (plus interest). Thus, its value is effectively frozen. We see little downside risk in Gyrodyne and we think our patience will ultimately be rewarded.

Lastly, we are part of a group that is the largest shareholder of Hector Communications, a small Minnesota-based telephone company. We first began buying shares of Hector when it was trading below $20 based on our belief that it was cheap compared to its private market value. By the early spring of 2005 we had acquired a meaningful position in Hector and began to press management to sell the company. Since then, we have had numerous discussions with management. Our efforts were rewarded on June 27th when Hector, which was then trading at about $29.50, announced that it would be acquired for $36.40 per share. The stock price jumped $5.50 giving our entire portfolio a lift of about 1% that day and pushed our partnership into the black for the quarter.

Interestingly, if the sale of Hector had been announced just a few days later, we might have had a slight loss in the second quarter. Although we were almost certain a sale was coming we did not know precisely when an announcement would be made. The lesson is that one should not look too closely at the short-term results of an activist manager like us. Even though we are working hard to unlock value in a given investment, it is uncertain as to when that will actually happen. It is a long term project and there may be a long delay before a liquidity event occurs. In fact, this has been the case for many of our investments over the past year or so. Though nothing is guaranteed we believe the tide is likely to turn and we could see a number of value enhancing announcements from both closed-end funds and operating companies over the next year. If that occurs, we should outperform the market unless it shoots up by 30% or more.

Finally, as you may have heard, on June 23rd we won our lawsuit to overturn a rule the SEC had adopted requiring managers of most private investment partnerships to register with the agency. More than a few people had questioned our decision to sue the SEC but we always felt it was consistent with our activist approach to investing. We have stood up many times for shareholders when a company's board of directors has violated their rights. Similarly, we felt compelled to challenge the SEC because we were convinced that it had exceeded its legal authority. Our concern is not just with the narrow issue of hedge fund regulation. Our constitutional democracy is threatened if unaccountable bureaucrats are not challenged when, as the SEC did, they assume powers that only Congress can rightly exercise.

Since then, we have had many calls from reporters and have appeared on CNBC and Bloomberg television. A question we have been asked more than once is what we intend to do now that we have won. Our answer is simple. We intend to do what we have been doing for the past 4-1/2 years – working diligently and ethically to manage Full Value Partners with a goal of making money for our investors without undue risk. We don't need a nanny regulator to tell us right from wrong. And unlike most mutual fund managers, we put our money where our mouths are. Since day one a significant portion of our net worth has been invested in Full Value Partners so you can be sure that our interests are closely aligned with yours. In our opinion, that is more important than all the cosmetic rules and regulations any regulator can dream up.

Like many other respected and successful private investment partnerships, we recently instituted a two-year lockup for new contributions. The primary purpose of the lockup was to allow us to plan and to execute our activist strategies with a fairly stable asset base and without undue concern about disruption from unanticipated redemptions. However, a secondary benefit was that a two-year lockup allowed us to avoid the costly red tape that goes with registration while our lawsuit was pending. For example, an unintended consequence of the rule was that it created a supply – demand imbalance for experienced compliance professionals, many of whose annual salaries are now well into six figures. Assuming the SEC does not appeal the decision, we may modify the lockup policy.

Very truly yours,

Andrew Dakos & Phillip Goldstein
Managing Members
Full Value Advisors LLC
General Partner

EXHIBIT
C-5
E-07-0002

FULL VALUE PARTNERS L.P.
MONTHLY RETURN ESTIMATES (NET)

Jul-06	(0.72)
Jun-06	1.95
May-06	(1.09)
Apr-06	0.56
Mar-06	1.9
Feb-06	0.75
Jan-06	2.46
Dec-05	2.03
Nov-05	2.01
Oct-05	(4.61)
Sep-05	1.61
Aug-05	1.54
Jul-05	0.89
Jun-05	1.80
May-05	3.53
Apr-05	(0.94)
Mar-05	(0.88)
Feb-05	1.26
Jan-05	0.00
Dec-04	3.33
Nov-04	2.66
Oct-04	1.54
Sep-04	2.94
August-04	2.41
July-04	(1.56)
June-04	3.43
May-04	0.19
April-04	(0.48)
March-04	1.42
Feb-04	0.80
Jan-04	1.75
Dec-03	4.96
Nov-03	1.90
Oct-03	4.41
Sep-03	(0.02)
Aug-03	2.31
Jul-03	2.47
Jun-03	2.10
May-03	3.66
Apr-03	2.78
Mar-03	3.35
Feb-03	1.01
Jan-03	(0.76)
Dec-02	1.94
Nov-02	3.80
Oct-02	1.06

SLAYING THE SEC

Phillip Goldstein took on the feds on behalf of hedge funds everywhere . . . and won. For the first time, he speaks extensively about why he fought — and where his battle is going BY ANDREW BARBER



FEDBUSTER: Phillip Goldst thought the SEC had overstepp its bounds — the courts ag

came to trading late, after spending a quarter-century as a civil engineer for the City of New York. "Frankly, I wasn't very good," he laughs.

His investors might be glad he wasn't. Because what he did become was an exceptional shareholder activist. Indeed, Goldstein might have gone down as simply another talented trader who built a successful track record with his own modest capital. But then he waged — and won — an unlikely legal victory over the SEC, putting the kibosh on the agency's bid to regulate hedge funds. And now the 61-year-old is suddenly famous for having gone to bat for an industry many are currently seeking to rein in.

"If it ain't broke, don't fix it," Goldstein says. "And I don't see anything that's broken."

The feds would seem to disagree. The SEC's division of investment management (which oversees traditional money managers of at least $25 million in assets) had long advocated for tighter examinations, similar to what regular fund managers endure. In 2004, then-chairman Bill Donaldson finally pushed for a rule requiring hedge funds with assets exceeding $25 million to register as investment advisors.

Enter Goldstein, who took it upon himself to combat the agency in federal court. This June, after months of litigation, a three-judge panel on the U.S. Court of Appeals for the District of Columbia found that the SEC had overstepped its authority. On August 10, the agency issued a no-action letter stating it would not challenge the ruling.

Suing the federal government was a bold move, but Goldstein is no stranger to risk-taking. Switching careers at 46, he launched his own fund, Opportunity Partners. Now at $300 million, it has since produced average returns of more than 16 percent over nearly 14 years. Goldstein, who has never had a down year, spoke with *Trader Monthly* shortly after the SEC cried uncle.

Well, you must feel vindicated. Do you anticipate that the SEC will make further attempts to regulate the industry?

I feel vindicated because the court opinion shows I was right on the legal point, which is that the SEC does not have the authority to adopt the rule. If any further significant efforts are made to impose regulations on the hedge-fund community, they'll have to come from Congress.

If you had the opportunity, what would you say to Congress?

I don't think they should do anything other than perhaps authorize a study to better understand the industry. It's very diverse, but when we read about hedge funds in the popular press, it's a lot of garbage about "lightly regulated" and "secretive" organizations that are "highly leveraged" and take crazy risks in exotic markets. But the industry runs the gamut of styles, and a large portion of strategies are far less risky than garden-variety mutual funds.

The press, for example, always mentions Long-Term Capital Management — and there was no instance of fraud there. They pursued a highly leveraged strategy that their investors understood, and they were caught on the wrong side of the market in a perfect-storm scenario.

Regulatory oversight won't prevent funds from losing money. . . .

If you scrutinize what the SEC had as its rationale for adopting the registration rule in the first place, it's basically bogus.

One reason was that they didn't know enough about hedge funds — to which my response has always been, "Well, what do you *want* to know?" Say, for the sake of argument, that there are 8,942 funds managing $1 trillion. What does that tell you that helps you regulate the industry?

The second rationale the SEC provided was that there was an increase in fraud in the market — but at the same time, they admitted there was not a disproportionate amount of fraud committed by hedge-fund managers compared with other types of advisors and market participants.

When you hear about an incident of hedge-fund fraud, the press and politicians like to play it up, but there are reports indicating that such fraud cases have involved a total of about $1 billion. If the numbers being thrown around for total hedge-fund assets are accurate, that would be a figure of around 1 percent.

Now, if an insurance solution were proposed, like SIPC for hedge-fund investors, that type of approach would be something I would probably support.

And force the industry to regulate itself?

Having the SEC regulate the industry won't return the money lost by investors to fraudulent hedge-fund managers. But something to insure them might make sense.

Which brings us to the third reason put forward by the SEC for the registration requirement, the growing retailization of the industry — and that's just outright wrong. There is no increased retailization of the hedge-fund industry.

I suspect what the SEC means when it says "retail" is pension funds. Well, the guy running the billion-dollar pension fund is supposed to be doing due diligence on all the investments the fund is making. If they're not capable of doing due diligence to select a capable hedge-fund manager, what the hell are they doing managing a pension fund?

Do you think the institutional community will still demand that hedge funds register with the SEC?

If any investors do demand that managers be registered with the SEC, it will probably be the large public-pension managers with a check-the-box mentality — so that in the event that they have a problem, they'll be able to say, "Look, we had a policy to invest only in funds that were registered with the SEC — so don't blame us if the guy committed fraud." [*laughs*]

It's all cover-your-ass.

Look, if institutional investors want managers to be registered, I have no problem with it; that's what the free market is all about. There's a fundamental difference between fund managers registering because the market demands it and fund managers registering because Bill Donaldson demands it.

Corporate managers complain that activists focus too much on short-term profits. How do you respond to that?

We're value investors. What we try to do is find companies that are trading significantly below their intrinsic value and do what we can to unlock that value. Our approach is to go in and make our case. Sometimes management responds favorably, but a lot of time they don't.

"THE SEC'S RATIONALE FOR ADOPTING THE REGISTRATION RULE IN THE FIRST PLACE WAS BOGUS."

Has your activism given you lessons about American corporate culture in general?

Yes — all the new rules and regulations, like Sarbanes-Oxley, haven't really changed much in the market. In general, most managers still look at the companies they manage as theirs, and the purpose of the shareholders is to pay their bonuses and provide their stock options. Sad but true.

Activism Boosts Manager's Returns

2006-09-13
Daily News; White Plains

By Chidem Kurdas, New York Bureau Chief

NEW YORK (HedgeWorld.com) - Phillip Goldstein's 13-year track record demonstrates, in exact numerical terms, the reason why activist strategies are spreading like wild fire across hedge funds.

Mr. Goldstein, who recently became renowned for successfully challenging in court the U.S. Securities and Exchange Commission's mandatory registration rule for managers, is a long-time value investor who co-founded Bulldog Investors in 1993.

The firm's flagship fund, Opportunity Partners LP, has returned 16.6% annually on average from its inception in January 1993 through March 2006, with nary a down year.

Initially it specialized in buying closed-end mutual funds that traded at a discount to their net asset value. About 10 years ago the strategy was extended to activist investing, said Mr. Goldstein, speaking at a conference.

By his estimate, this change added an extra four-to-six percentage points to the returns. That's a big enough difference to catch the attention of many fund managers, not to mention their clients.

Activism gives you a cushion, in that if you buy a stock and it performs poorly, you can pressure the management to do something about it, said Mr. Goldstein.

Some stocks stay cheap for many years, he said, arguing that investors have a fiduciary duty to push for measures to realize the value of the company. Without the ability to demand action, a buyer can wait for a long time for some catalyst to lift the stock even if it is intrinsically worth a lot more than the market price.

"Activism works," he said. "But it is hard work." In that hard slog he includes proxy battles, litigation, being called names, dealing with SEC staffers who do not care much about shareholder rights and having to face the fact that you will lose some fights.

But when you make it happen, it is very satisfying, he said. And for four-to-six percentage points extra return, a lot of people can take being called bad names.

Mr. Goldstein sees his challenge to the SEC in the same light as shareholder activism: a matter of not tolerating a federal agency's abuse of its authority, just like not tolerating corporate management's abuse of its authority.

His central argument about the mandatory registration rule is that the SEC does not have the right to make law - that's the job the U.S. Constitution assigns to Congress.

The Deal.com

Blair seeks to raise $180M

by Ron Orol Posted 02:46 EST, 3, Jan 2005

Under pressure from investors, **Blair Corp.**, an online seller of men's and women's apparel, is in talks to sell its consumer finance receivables division in a deal that could fetch $180 million, sources close to the situation said.

Warren, Pa.-based Blair is discussing a deal with **Alliance Data Systems Corp.**, a Dallas-based provider of payment processing services to other retailers including **J. Crew Group Inc.** and **Trek Bicycle Corp.** Blair also could seek to sell the unit to other possible buyers, including **General Electric Capital Corp.** and **First Data Corp.**, sources said.

Alliance Data did not return a call for comment.

Two investors in Blair, hedge fund managers Phillip Goldstein and Lawrence J. Goldstein (who are unrelated), have urged the company to dispose of its consumer finance receivables unit. In July the two even chartered a jet to take them to Blair's headquarters to meet with company CEO John Zawacki to discuss a transaction.

"We wanted to make sure Zawacki knew we were serious," Lawrence Goldstein said.

Heeding the investors' advice, Blair Management in October announced plans to auction the unit.

"This action is responsive to a suggestion made by a small group of shareholders," Zawacki said in a statement last fall. He did not return a call requesting comment.

Lawrence Goldstein is managing partner at **Santa Monica Partners LP**, a Larchmont, N.Y., hedge fund. Phillip Goldstein is a portfolio manager at **Opportunity Partners LP**, a Pleasantville, N.Y., investment firm.

Together the veteran "activist" investors own 6.8% of Blair.

The two, who began buying Blair stock in October 2003, contend that a sale of Blair's customer receivables would help the company focus on its core retail clothing sales business.

Blair sells clothing, housewares and other merchandize through its Web site, proprietary catalog and other channels.

"The strategy of selling the receivables, and infrastructure supporting the receivables, makes a lot of sense because it allows the company to focus on what it knows best," Lawrence Goldstein said.

Blair had $183 million in customer receivables as of Sept. 30. The company has no debt and roughly $35 million in cash reserves. For the nine months ending Sept. 30 it had income of $8.5 million on revenue of $363 million, compared with income of $5.4 million on sales of $416 million in the year-ago period.

On Thursday Blair's stock traded at a 52-week high of $36.70 a share, up from $25 a share in July.

Another Blair shareholder has taken an interest in the company's situation in hopes of boosting its stock.

In a statement issued last month Gideon King, president of New York hedge fund **Loeb Partners Corp.**, urged the retailer to repurchase a portion of its outstanding equity using proceeds from the sale of the receivables unit.

Item 2

Defendants' counsel's letter to the Honorable Merita A. Hopkins dated February 7, 2007

LAW OFFICE OF THEODORE M. HESS-MAHAN
Attorney at Law

February 7, 2007

The Honorable Merita A. Hopkins
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund v. Bulldog Investors GP, et al.*, Civil Action No. MICV2006-4054A

Dear Judge Hopkins:

I am counsel to the defendants in this action. Defendants hereby request an opportunity to respond, by way of a brief reply memorandum, to the new argument raised by the February 2, 2007 letter from plaintiff's counsel. Plaintiff RHR asserts that the proceeding commenced by the Massachusetts Securities Division, based upon the Hickey affidavit that is the subject of defendants' motion to strike in this action, somehow establishes that the defendants are "doing business" in Massachusetts. RHR's effort to manufacture personal jurisdiction is no more compelling now that it has orchestrated a civil action by the securities division than it was when the plaintiff originally submitted the affidavit of Mr. Hickey.[1]

Contrary to the misleading assertion of RHR's counsel, the Securities Division complaint does not concern the question whether any of the defendants are "doing business" in Massachusetts for purposes of personal jurisdiction in this case. Rather, the securities division complaint asserts that because Bulldog responded to Mr. Hickey's unsolicited request for information on its website, made after he agreed that his access to the website information was not an offer or solicitation, Bulldog was making an "offer" of securities to the public, rather than just "accredited" investors, in Massachusetts and was therefore required to register those securities with the state of Massachusetts.

The Massachusetts Securities Division proceeding, which apparently was initiated as a result of the efforts of RHR, has absolutely nothing to do with personal jurisdiction in this case. Whether securities offered by affiliates of Bulldog must be "registered" in Massachusetts does not determine whether Bulldog is "doing business" in this state. As demonstrated in our previous briefs, this case has nothing to do with the solicitation or offering of securities to investors; it arises out of Bulldog's ownership of stock in RHR. Indeed, no investor or potential

[1] A copy of the Boston Herald article of February 1, 2007, in which RHR reportedly admitted that it had orchestrated the Hickey affidavit and brought the matter to the securities division, is attached as Exhibit A.

871 Watertown Street • Newton, Massachusetts 02465 • (617) 795-7220 • Fax: (617) 795-7220 • e-mail: *tedhess-mahan@rcn.com*

investor in any limited partnership associated with Bulldog has ever complained, nor do they have reason to complain.

The only complaint at issue in the Massachusetts Securities Division proceeding is by someone who was not an investor or potential investor in any entity associated with Bulldog. Because Hickey was simply the pawn of RHR and its counsel, he did not seek any information about the particular securities issued by entities managed by Bulldog; had he expressed any interest in making an investment, he would have learned that only "accredited" investors are permitted and offered an opportunity to invest in those entities. Because the opportunity to invest is offered only to "accredited" investors, Bulldog does not offer securities to the public and falls within the exemptions to registration of its securities not only in Massachusetts, but also under the federal Securities Act of 1933 and the Investment Company Act of 1940.

The federal securities laws originally established the registration requirement for offerings of securities to the public, as well as the specific safe harbor exemptions to those requirements. The Massachusetts registration requirements mirror the federal requirements, and the division's complaint alleges that because Bulldog allegedly violated the federal registration requirements it is also in violation of the Massachusetts requirements. Notably the SEC is well aware of the Bulldog website, and was further made aware of the Hickey affidavit. It has not taken the position that Bulldog is offering securities to the public by providing information at the unsolicited request of a visitor to the website or that securities issued by any affiliate of Bulldog must be registered.

Even if it had any relevance to the personal jurisdiction issue in this case, the Massachusetts Securities Division complaint does not represent a position entitled to deference by courts. Bulldog has not yet had the opportunity to answer the Securities Division complaint and there has not yet been any judicial determination regarding the validity of that complaint. The question whether an unsolicited inquiry for information on a website by an agent of a civil litigant who agreed that neither his inquiry nor any response was an "offer" or "solicitation" can be considered an "offer" of securities to the public is a legal question, not a matter of deference to an administrative agency. While the Securities Division matter is one that should be capable of reasonable resolution, if it cannot be resolved, Bulldog will defend the division's civil proceeding to obtain a judicial determination of the extent of the term "offer," consistent with the applicable statutory scheme and the constitutional right of free speech of both Bulldog and persons who visit its website.

Because RHR has presented the Massachusetts Securities Division complaint to the court, and asserted that it is dispositive of the personal jurisdiction issue, a position that defendants believe is meritless, defendants request an opportunity to file a brief reply memorandum responding to the issue.

Defendants also wish to make the court aware of one additional development that will affect this litigation. Defendants have reduced their beneficial ownership of stock of RHR to

9.79%, less than the purported 9.8% limit that forms the basis of RHR's complaint.[2] Defendants intend to file a motion to dismiss for failure to state a claim in the event that the court denies their motion to dismiss for lack of personal jurisdiction. That motion would include the inconsistency of the 9.8% limit with the Investment Company Act of 1940 and the absence of any legal authority to limit the acquisition of "beneficial interests" in shares, where such beneficial owners have no rights, and therefore, can have no obligations, under RHR's declaration of trust. Because defendants do not have a beneficial interest in more than 9.8% of RHR's stock, that motion to dismiss would also include mootness as an additional grounds for dismissal.

Respectfully submitted,

Theodore M. Hess-Mahan

cc: Counsel of Record (by mail and email)

[2] A copy of Bulldog Investors General Partnership Form 13D, pursuant to which Bulldog is required to report the beneficial ownership of all shares of RHR, including beneficial ownership of shares held by any affiliates (which includes all of the defendants in this action), is attached as Exhibit B.

EXHIBIT A

Galvin probes hedge fund: Web sales at issue

By Jay_Fitzgerald
Boston Herald General Economics Reporter
Thursday, February 1, 2007



Jay_Fitzgerald
Jay Fitzgerald has been a journalist and blogger for years. He's now the general economics reporter for the **Boston Herald**.

» Herald EconoBlog
» Recent Articles by Jay Fitzgerald

Massachusetts Secretary of State William_Galvin is going after a well-known hedge- fund manager who once successfully fought off attempts to regulate his industry.

But the fund manager, Phillip Goldstein, said he's effectively the victim of an online sting operation by a bitter legal rival.

Galvin, who regulates the state's securities industry, filed a complaint yesterday against Bulldog Investors and its principal, Goldstein, saying it was offering unregistered securities for sale in Massachusetts via its Internet site.

"The usual manner to conduct such a private offering over the Internet requires the Web site to be password-protected," said Galvin in a statement. But Bulldog had no such controls and, therefore, was effectively holding an unregistered public offering, he said.

But Goldstein, whose Web site is now being updated, said the complaint is unfair - and is the result of a bitter legal fight his company is now in with Newton-based RMR Funds.

RMR used a "plant" to request investment information via Bulldog's Web site, he said.

"They basically hired" someone to seek business with the hedge fund "in order to entrap" Bulldog, said Goldstein.

Tim Bonang, a manager at RMR Funds, confirmed it did have someone make inquiries on Bulldog's Web site - and then performed "our duty" by reporting that it got a business response from Bulldog.

Last November, the RMR Hospitality and Real Estate Fund, one of a family of funds offered by RMR, sued Bulldog in Middlesex Superior Court for taking what it said was too large a stake in its fund.

Goldstein, who says RMR's limit on investor stakes is wrong, has asked that the suit be dismissed, saying his firm is based in New Jersey, not Massachusetts.

But RMR, by getting Bulldog to send it portfolio information, was clearly trying to prove Bulldog indeed does business in Massachusetts - and Galvin obviously agreed.

"The complaint stands," said Galvin spokesman Brian McNiff, when asked about the separate RMR-Goldstein legal battle.

Goldstein recently fought the Securities and Exchange Commission's attempt to regulate the hedge-fund industry.



Massachusetts Secretary of State William Galvin.

EXHIBIT B

<DOCUMENT>
<TYPE>SC 13D/A
<SEQUENCE>1
<FILENAME>thirdamendfour.txt
<TEXT>
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/2/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

---

7. SOLE VOTING POWER

243,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

243,400

---

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

243,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.79%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.4 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
Please see attached press release (Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEFC14A filed on 1/29/07 there were 2,485,000 shares of RHR outstanding as of 12/11/06. The percentage set forth in item 5 was derived using such number. BIGP beneficially owns an aggregate of 243,400 shares of RHR or 9.79 % of the outstanding shares. Power to dispose and vote securities lies solely with BIGP.

c) During the past 60 days the following shares of RHR were traded:

2/2/07 Sold 125,000 @ 23.75

d) BIGP is entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Press Release

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/5/07

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

(BSNS WIRE) -- Bulldog Investors General Partnership Makes Announcement Concerning RMR Hospitality & Real Estate Fund

Business Editors / Financial Editors

SADDLE BROOK, N.J. -- (BUSINESS WIRE)-- February 5, 2007--On November 13, 2006, RMR Hospitality and Real Estate Fund (Amex: RHR) announced that it had filed a lawsuit against Bulldog Investors General Partnership ("BIGP") and certain of its affiliates for allegedly violating a provision of RHR's Agreement and Declaration of Trust purporting to limit any person or group of persons other than RHR's investment advisor from beneficially owning more than 9.8% of RHR's outstanding shares.

In its November 13th announcement RHR's management disclosed that the expenses RHR will incur to pursue the lawsuit could have a materially adverse impact upon its net asset value. BIGP believes that the purported limitation on ownership of record and beneficial interests in RHR's shares is illegal and unenforceable, and that BIGP would ultimately win the lawsuit. However, BIGP has determined that it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value. Consequently, BIGP has voluntarily reduced its position so that it and its affiliates do not collectively beneficially own more than 9.8% of RHR's outstanding common stock.

BIGP intends to solicit proxies for RHR's annual meeting scheduled for March 8, 2006. If (1) BIGP's nominees are elected at the meeting and (2) there is no legal impediment to BIGP's acquisition of additional shares (including the aforementioned lawsuit brought by the Fund), then promptly after the meeting BIGP will commence a tender offer to purchase all shares of RHR's common stock at a price of 98% of NAV.

Phillip Goldstein, a principal of BIGP, commented:

The board has refused to address RHR's persistent double-digit discount to its net asset value. Our tender offer will afford all shareholders an opportunity to realize 98% of NAV for their shares provided the board does not stand in their way. If the Fund's lawsuit is settled or dismissed before the March 8th annual meeting and shareholders vote to elect our nominees we anticipate commencing a tender offer approximately one week later.

Contact: Phillip Goldstein, Bulldog Investors General Partnership 914-747-5262

</TEXT>
</DOCUMENT>

Item 3

Plaintiff's counsel's letter to the Honorable Merita A. Hopkins dated February 8, 2007.

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 8, 2007

Jane E. Willis
617-951-7603
Jane.Willis@ropesgray.com

BY HAND

The Honorable Merita A. Hopkins
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund v. Bulldog Investors et al.*,
Civil Action No. MICV2006-4054A

Dear Judge Hopkins:

I am writing in response to a letter to Your Honor from Defendants' counsel dated February 7th requesting permission to file another brief. My client, RMR Hospitality and Real Estate Fund ("RHR"), will participate in another round of briefing if Your Honor believes it may be helpful; however, RHR believes it is unlikely that anything may be added by a new, third round of memoranda. When I wrote to the Session Clerk to call attention to the Securities Division complaint, it was not yet clear that there would be a hearing on the pending motion. Now that a hearing has been scheduled, any additional arguments Defendants' counsel choose to make may be presented at that time.

Several arguments advanced in Attorney Hess-Mahan's three page letter warrant brief responses:

First, RHR does not argue that the Defendants' solicitations of Massachusetts investors, by itself, establishes that they are subject to personal jurisdiction in this case. Rather, RHR's argument is that such solicitations, together with all of the other actions undertaken by Defendants in and affecting Massachusetts, meet the statutory and Constitutional requirements for jurisdiction.

Second, the fact that the S.E.C. has not taken enforcement action against the Defendants for soliciting Massachusetts investors does not mean that the Securities Division complaint is not well founded or that the Defendants are not subject to jurisdiction in Massachusetts.

Third, the fact the Defendants have reportedly reduced their ownership of RHR to under 9.8% does not moot this litigation. The Defendants have not remitted the profits from the share sales or the dividends received during the period they claimed ownership nor have they surrendered any claim to the voting rights that may have accrued during that period, all of which are required by the RHR Trust Agreement.

Very truly yours,

Jane E. Willis

cc: Ted Hess-Mahan, Esq.

END